Exhibit 2.1

Execution Version

TERMINATION, WAIVER AND RELEASE AGREEMENT

This TERMINATION, WAIVER AND RELEASE AGREEMENT (this “Agreement”) is made as of July 24, 2026, by and between Illumina, Inc., a Delaware corporation (“Purchaser”), and Standard BioTools Inc., a Delaware corporation (“Seller” and, together with Purchaser, the “Parties” and each a “Party”).  Capitalized terms used herein and not otherwise defined shall have the respective meanings assigned to such terms in the SPA or, if not defined therein, in the 2% Royalty Agreement, the 5% Royalty Agreement or the License Agreement (each as defined below), as applicable.

RECITALS

WHEREAS, Purchaser and Seller entered into that certain Stock Purchase Agreement, dated as of June 22, 2025 (the “SPA”), pursuant to which, among other things, Purchaser acquired the Shares on the Closing Date;

WHEREAS, pursuant to Section 2.4 of the SPA, Seller is entitled to receive earnout payments from Purchaser to the extent earned in accordance with the terms of Exhibit A of the SPA, including an Annual Earnout Payment in respect of the 2026 Earnout Period (the “2026 Earnout Obligation”);

WHEREAS, in accordance with Section 2.5 of the SPA, Purchaser and Seller entered into that certain Royalty Agreement, dated as of January 30, 2026, providing for the payment by Purchaser to Seller of a royalty equal to two percent (2%) of certain revenues in respect of sales of SOMAmer-based next-generation sequencing library preparation kits during the term thereof (the “2% Royalty Agreement”);

WHEREAS, in accordance with Section 2.7 of the SPA, Purchaser and Seller entered into that certain Royalty Agreement, dated as of January 30, 2026, providing for the payment by Purchaser to Seller of a royalty equal to five percent (5%) of certain revenues in respect of sales of Single SOMAmers during the term thereof (the “5% Royalty Agreement” and, together with the 2% Royalty Agreement, the “Royalty Agreements”);

WHEREAS, under each Royalty Agreement, Purchaser is obligated to pay to Seller certain Royalties that accrue and are calculated and paid on a quarterly basis, together with certain other amounts payable thereunder (the “Royalty Obligations” and, together with the 2026 Earnout Obligation, the “Contingent Obligations”);

WHEREAS, in accordance with Section 2.6 of the SPA, Purchaser and Seller entered into that certain License Agreement, dated as of January 30, 2026, granting Seller a license under certain intellectual property pertaining to the exploitation of Single SOMAmers and other Licensed Products intended for use in Singleplex Affinity Assays (the “License Agreement”); and

WHEREAS, the Parties desire to provide for the full satisfaction and discharge of all Contingent Obligations and to terminate the Royalty Agreements and the License Agreement in exchange for a one-time payment by Purchaser to Seller in the amount of $30,041,683.63 (the “Consideration Payment”).

NOW, THEREFORE, in good and valuable consideration of the representations, warranties, covenants and agreements hereinafter set forth, and intending to be legally bound hereby, Seller and Purchaser agree as follows:

ARTICLE I.
TERMINATION, WAIVER AND RELEASE

Section 1.01       Waiver and Release of 2026 Earnout Obligation.  Effective upon Seller’s receipt in full of the Consideration Payment, Seller hereby (a) waives any and all rights or claims of Seller arising under Section 2.4 of the SPA or Exhibit A thereto, including any and all rights or claims to any Annual Earnout Payment in respect of the 2026 Earnout Period, and (b) releases Purchaser and its Affiliates from any and all obligations arising under Section 2.4 of the SPA or Exhibit A thereto, including the 2026 Earnout Obligation.

Section 1.02       Waiver and Release of Royalty Obligations; Termination of Royalty Agreements.  Effective upon Seller’s receipt in full of the Consideration Payment, (a) Seller hereby waives any and all rights or claims of Seller arising under each Royalty Agreement and under Section 2.5 and Section 2.7 of the SPA and (b) Seller hereby releases Purchaser and its Affiliates from any and all obligations arising under each Royalty Agreement and Section 2.5 and Section 2.7 of the SPA, including any and all Royalty Obligations. The Parties hereby agree that each Royalty Agreement is terminated and of no further force or effect, effective upon Seller’s receipt in full of the Consideration Payment; provided that, notwithstanding anything to the contrary in this Section 1.02, the confidentiality obligations set forth in Section 4.06 of each Royalty Agreement and, solely to the extent applicable to such confidentiality obligations, Section 4.01 of each Royalty Agreement, shall survive and remain in full force and effect in accordance with their terms.

Section 1.03       Waiver and Release of License Agreement Obligations; Termination of License Agreement.  Effective upon Seller’s receipt in full of the Consideration Payment, (a) each Party hereby waives any and all rights or claims of such Party arising under the License Agreement and under Section 2.6 of the SPA, (b) each Party hereby releases the other Party and its Affiliates from any and all obligations arising under the License Agreement and Section 2.6 of the SPA and (c) Seller hereby covenants and agrees to promptly undertake each of the actions set forth in Sections 8.5(a)(i)-(iii) of the License Agreement. The Parties hereby agree that the License Agreement is terminated and of no further force or effect, effective upon Seller’s receipt in full of the Consideration Payment, except as expressly provided in Section 8.5(b) of the License Agreement.

Section 1.04       Waiver of Unknown Claims.  With respect to the rights, claims and obligations waived or released pursuant to Section 1.01, Section 1.02 and Section 1.03 of this Agreement, each Party hereby expressly waives any and all rights conferred upon such Party by any statute or rule of law which provides that a release does not extend to claims which the claimant does not know or suspect to exist in its favor at the time of executing the release, which if known by it would have materially affected its settlement with the released party, including, without limitation, the following provisions of California Civil Code Section 1542: “A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS THAT THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE AND THAT, IF KNOWN BY HIM OR HER, WOULD HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR OR RELEASED PARTY.”  Each Party being aware of said code section and any similar, applicable state law, agrees to expressly waive any rights that such Party may have thereunder, as well as under any other statute or common law principles of similar effect with respect to the rights, claims and obligations waived or released pursuant to Section 1.01, Section 1.02 and Section 1.03 of this Agreement.

Section 1.05       Consideration Payment. As consideration for the foregoing, on the date hereof and promptly following the execution of this Agreement, Purchaser shall pay, or cause to be paid, to Seller the Consideration Payment by wire transfer of immediately available funds to an account designated in writing by Seller.  The Parties acknowledge and agree that the Consideration Payment constitutes the sole and complete consideration for the termination of the Royalty Agreements, the License Agreement and Seller’s waivers and releases set forth in Section 1.01, Section 1.02, Section 1.03 and Section 1.04.

Section 1.06       Satisfaction and Discharge of Contingent Obligations.  The Parties acknowledge and agree that the payment of the Consideration Payment shall constitute the full satisfaction and discharge of all Contingent Obligations and other obligations, whether known or unknown, under the Royalty Agreements.  Notwithstanding anything to the contrary in the SPA, either Royalty Agreement or the License Agreement, effective upon Seller’s receipt in full of the Consideration Payment, Purchaser shall have no further obligation to pay, and Seller shall have no further right to receive, any amount in respect of any Contingent Obligation or other obligation, whether known or unknown, under the Royalty Agreements, whether arising before or after the execution of this Agreement.

Section 1.07       Effect on the SPA.  Except as expressly waived or released pursuant to this Agreement, the SPA shall remain in full force and effect in accordance with its terms.

ARTICLE II.
REPRESENTATIONS AND WARRANTIES

Section 2.01       Mutual Representations and Warranties.  Each Party represents and warrants to the other Party, as of the date of this Agreement, as follows:

(a)          Organization.  Such Party is duly organized, validly existing and in good standing under the Laws of the State of Delaware.

(b)          Authority.  Such Party has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder.  The execution and delivery of and performance by such Party of this Agreement has been duly authorized and approved by all requisite corporate action by such Party.  This Agreement has been duly executed and delivered by such Party and, assuming due authorization, execution and delivery hereof by the other Party, constitutes a legal, valid and binding obligation of such Party, enforceable against such Party in accordance with its terms.

(c)          Noncontravention.  Neither the execution and delivery of this Agreement by such Party, nor the consummation by such Party of the transactions contemplated by this Agreement, shall (i) conflict with or violate any provision of the certificate of incorporation and bylaws of such Party, (ii) violate any Law or Order applicable to such Party or its Subsidiaries or (iii) result in any breach of, or constitute a default (with or without notice or lapse of time, or both) under, or give rise to any right of termination, amendment, acceleration or cancellation of, or result in any material or increased, additional, accelerated or guaranteed rights or entitlements of any Person under, any Contract to which such Party or any of its Subsidiaries is a party, except, in the case of clauses (ii) or (iii) of this Section 2.01(c), as would not, individually or in the aggregate, reasonably be expected to delay or impair the ability for such Party to consummate the transactions contemplated by this Agreement.

Section 2.02       Seller Representations and Warranties. Seller represents and warrants to Purchaser that (a) Seller has obtained the prior written consent of Treeline Biosciences, Inc. (“Treeline”) to Seller’s execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement, in each case to the extent such consent is required under that certain Agreement and Plan of Merger and Reorganization, dated as of June 6, 2026, by and among Treeline, Seller and Siri Merger Sub, Inc., and (b) Seller has not granted a security or other interest in, or assigned its right to receive, any or all unpaid Royalties under either Royalty Agreement to any Person.

ARTICLE III.
MISCELLANEOUS

Section 3.01       Entire Agreement.  The SPA, the Royalty Agreements, the License Agreement and this Agreement constitute the entire agreement between the Parties with respect to the matters covered hereby and supersede all previous written, oral or implied understandings between them with respect to such matters.

Section 3.02       Fees and Expenses.  All fees and expenses incurred in connection with this Agreement shall be paid by the Party incurring such fees or expenses.

Section 3.03       Incorporation by Reference.  Each of Section 11.6 (Counterparts; Electronic Signatures), Section 11.8 (Governing Law; Jurisdiction), Section 11.9 (Specific Enforcement), Section 11.10 (WAIVER OF JURY TRIAL), Section 11.11 (Notices), Section 11.12 (Severability), Section 11.14 (Interpretation) and Section 11.15 (No Recourse) of the SPA is incorporated herein by reference, mutatis mutandis.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed as of the date first written above.

STANDARD BIOTOOLS INC.

By:
/s/ Michael Egholm
Name: Michael Egholm
Title: President and Chief Executive Officer

ILLUMINA, INC.

By:
/s/ Jacob Thaysen
Name: Jacob Thaysen
Title: Chief Executive Officer

[Signature Page to Termination, Waiver and Release Agreement]